Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AdaptHealth Corp.:

We consent to the use of our report dated August 19, 2019, with respect to the consolidated balance sheets of AdaptHealth Holdings LLC as of December 31, 2018 and 2017, and the related consolidated statements of income (loss), changes in members’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule (collectively, the consolidated financial statements),  included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 28, 2020